SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

___________

FORM 11-K

 ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year ended December 31, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from              to _____________

COMMISSION FILE NUMBER 001-16079

___________

PracticeWorks, Inc. 401(k) Profit Sharing Plan

Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

PracticeWorks, Inc.
1765 The Exchange
Atlanta, Georgia 30339

PRACTICEWORKS, INC. 401(k) PROFIT SHARING PLAN

FINANCIAL STATEMENTS
December 31, 2002 and 2001

INDEPENDENT AUDITOR’S REPORT

To the Administrative Committee
      PracticeWorks, Inc. 401(k) Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of PracticeWorks, Inc. 401(k) Profit Sharing Plan (the “Plan”) as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the year ended December 31, 2002 and from inception (March 5, 2001) through December 31, 2001.  These financial statements are the responsibility of the Plan’s Administrative Committee.  Our responsibility is to express an opinion on these financial statements based upon our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States.  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the periods then ended, in conformity with accounting principles generally accepted in the United States.

/s/ Windham Brannon P.C.

Certified Public Accountants

June 9, 2003

PRACTICEWORKS, INC. 401(k) PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2002 and 2001

	2002	2001

ASSETS:
Investments:
Cash and money market funds	$1,119,902	$1,190,456
Mutual funds	2,654,249	2,791,871
Common shares of PracticeWorks, Inc.	1,020,415	661,589
Preferred shares of PracticeWorks, Inc.	66	48
Participant loans	96,368	52,155
Corporate securities	325,968	1,376,347
Unallocated forfeitures	50,286	-

Total Investments	5,267,254	6,072,466

Receivables:
Employer contribution	453,415	355,478
Participant contribution	44,337	50,490
Participant loans	1,459	806

Total Receivables	499,211	406,774

Total Assets	5,766,465	6,479,240

LIABILITIES:
Accounts payable	-	1,426
Benefits payable	-	2,879

Total Liabilities	-	4,305

Net Assets Available For Benefits	$5,766,465	$6,474,935

The accompanying notes are an integral part of these financial statements.

1

PRACTICEWORKS, INC. 401(k) PROFIT SHARING PLAN STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS For The Year Ended December 31, 2002

		Non-
	Participant	Participant
	Directed Funds	Directed Funds	Total
ADDITIONS TO NET ASSETS:
Investment (loss) income:
Net depreciation in fair value of
investments	$(1,123,357)	$-	$(1,123,357)
Interest and dividends, excluding
mutual funds	35,352	-	35,352
Interest on participant loans	5,517	-	5,517

Total Investment Loss	(1,082,488)	-	(1,082,488)

Contributions:
Participant contributions	1,324,627	-	1,324,627
Employer contributions	-	453,416	453,416
Participant rollover contributions	82,959	-	82,959
Assets transferred from another
plan	17,374	-	17,374

Total Contributions	1,424,960	453,416	1,878,376

Total Additions	342,472	453,416	795,888

DEDUCTIONS FROM NET ASSETS:
Benefits paid to participants	644,896	-	644,896
Administrative expenses	34,678	-	34,678
Assets transferred to another plan	824,784	-	824,784

Total Deductions	1,504,358	-	1,504,358

NET (DECREASE) INCREASE	(1,161,886)	453,416	(708,470)

NET ASSETS AVAILABLE FOR
BENEFITS:
Beginning of Year	6,119,458	355,477	6,474,935

End of Year	$4,957,572	$808,893	$5,766,465

(Continued)

PRACTICEWORKS, INC. 401(k) PROFIT SHARING PLAN STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS From Inception (March 5, 2001) through December 31, 2001

		Non-
	Participant	Participant
	Directed Funds	Directed Funds	Total
ADDITIONS TO NET ASSETS:
Investment (loss) income:
Net appreciation in fair value of
investments	$1,407,427	$-	$1,407,427
Interest and dividends, excluding
mutual funds	119,194	-	119,194
Interest on participant loans	3,530	-	3,530

Total Investment Income	1,530,151	-	1,530,151

Contributions:
Participant contributions	1,100,405	-	1,100,405
Employer contributions	-	355,477	355,477
Participant rollover contributions	14,100	-	14,100
Rollover from InfoCure 401(k)
Plan spin-off	4,230,889	-	4,230,889

Total Contributions	5,345,394	355,477	5,700,871

Total Additions	6,875,545	355,477	7,231,022

DEDUCTIONS FROM NET ASSETS:
Benefits paid to participants	717,974	-	717,974
Administrative expenses	38,113	-	38,113

Total Deductions	756,087	-	756,087

NET INCREASE	6,119,458	355,477	6,474,935

NET ASSETS AVAILABLE FOR
BENEFITS:
Beginning of Year	-	-	-

End of Year	$6,119,458	$355,477	$6,474,935

The accompanying notes are an integral part of these financial statements.

PRACTICEWORKS, INC. 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS
December 31, 2002 and 2001

1.            DESCRIPTION OF PLAN

The following description of the PracticeWorks, Inc. 401(k) Profit Sharing Plan (the “Plan”) provides only general information.  Participants should refer to the Plan document, copies of which are available from the Plan Administrator, for a more complete description of the Plan’s provisions.

General

On March 5, 2001, PracticeWorks, Inc. (the “Company”) was spun-off from InfoCure Corporation and became a separate company.  Effective March 5, 2001, the Company established the Plan, which is a defined contribution plan covering employees of the Company.  Full-time employees become eligible to participate in the Plan upon completion of three months of service and attainment of age 21.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions

Each participant may make pre-tax contributions of up to the lessor of 50% of eligible compensation as defined by the Plan, or $11,000.  Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.  Beginning on January 1, 2002, participants who attain age 50 before the plan year ends may make catch up contributions.  The maximum catch up contribution for 2002 was $1,000.

The Company, at its absolute discretion, may make a matching contribution for any Plan year.  To receive the matching contribution, a participant must have elected to make 401(k) contributions for that Plan year, had a year of service for that Plan year, and be employed on the last day of the Plan year, unless the participant was terminated due to death, disability, or attainment of age 65 in the current year.  The matching contribution will not exceed 6% of the participant’s compensation.  The contribution may be made in cash or in shares of the Company’s common stock.

PRACTICEWORKS, INC. 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS
December 31, 2002 and 2001

In addition to the matching contribution, the Company may make a profit sharing contribution.  To be eligible to receive the profit sharing contribution, a participant must have one year of service for that Plan year and be employed on the last day of the Plan year, unless the participant was terminated due to death, disability, or attainment of age 65 in the current year.  The contribution may be made in cash or in shares of the Company’s common stock.  The profit sharing contribution will be allocated to each participant’s account based on the participant’s compensation, as defined in the Plan, for a plan year compared to the total compensation of all the other participants eligible to receive an allocation of the profit sharing contribution.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, rollovers, the Company’s matching contribution, an allocation of the Company’s profit sharing contribution, and participant’s account net earnings (or losses).

In conjunction with the spin-off, each participant’s account in the InfoCure 401(k) Plan was transferred into the Plan effective March 5, 2001.  Effective March 2002, no further investment in VitalWorks stock was permitted in this Plan (unless made within a self-directed brokerage account).

The Plan Administrator estimates that retired or separated participants entitled to receive future benefits represent approximately 30% of the Plan’s total assets at December 31, 2002.

Vesting

Participants are vested immediately in their contributions and earnings thereon.  Vesting in the Company’s contribution portion of their accounts plus actual earnings thereon is based on years of continuous service.  A participant is 100% vested after 5 years of service.  All participants received credit under this Plan for service with the prior employer who sponsored the InfoCure plan.

PRACTICEWORKS, INC. 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS
December 31, 2002 and 2001

Investment Options

Upon enrollment in the Plan, a participant may direct his/her contributions to be invested among any of the Plan’s fund options.  In addition, the Plan permits its participant to open a self-directed brokerage account with SunTrust (Trustee) that will allow the participant to invest in individual stocks, bonds, and many other mutual funds.  Participants may change their investment elections on a daily basis.  However, the participant is not allowed to direct the investments of the Company’s contributions unless the participant has been 100% vested as defined by the Plan.

The Company’s contributions will be invested in the Company’s own common stock until the participant is 100% vested.  At that point, the participant is allowed to redirect the investment at their discretion.  At December 31, 2002, approximately 44% of the investment in PracticeWorks, Inc. common stock is nonparticipant directed.

Payment of Benefits

Upon termination of service due to retirement, disability, or death, participants may elect to have their vested account balance paid in a lump sum, installment payments, or to defer commencement of benefit payments as described in the Plan.  If employment is terminated during the Plan year for reasons other than normal retirement or death and the participant’s account balance is $5,000 or less, a lump sum payment of the vested account balance will be made.  Participants may also withdraw their vested account balance during their employment for certain hardship situations.

Loans

The Plan has a loan provision which allows participants to borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance.  The loans are secured by the balance in the participant’s account and must bear a reasonable rate of interest as described in the Plan.  Loans must be repaid within five years, except for loans for the purchase of a residence.  During 2002, loans had fixed rates ranging from 5.25% to 10%.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

PRACTICEWORKS, INC. 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS
December 31, 2002 and 2001

Administrative Expenses

Certain administrative functions are performed by employees of the Company.  No such employees receive compensation from the Plan.  In 2001, the majority of the Plan’s administrative expenses, less forfeitures, were paid directly by the Company.  In 2002, the Plan paid approximately $35,000 in expenses, the majority of which were related to the transfer of assets.

Forfeited Accounts

Forfeited accounts will be used first to pay administrative expenses, second to reduce the matching contribution and third to reduce the profit sharing contribution.  During 2002, the forfeited accounts were used to pay the expenses of the Plan.

2.            SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements of the Plan are presented on the accrual basis of accounting.  The Plan’s investments are stated at fair value as determined by quoted market prices.  Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end.  Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes.  Actual results could differ from those estimates.

Participant Loans

Participant loans are valued at unpaid principal plus accrued interest, which approximates fair market value.

PRACTICEWORKS, INC. 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS
December 31, 2002 and 2001

Net (Depreciation) Appreciation in Fair Value of Investments

Net (depreciation) appreciation in fair value of investments includes realized and unrealized gains and losses on investments and dividends on mutual funds.

Reclassifications

Certain prior year information has been reclassified to conform to current  year presentation.

3.            INVESTMENTS

Investments that represent 5% or more of the Plan’s net assets are as follows:

	2002	2001
STI Classic Prime Quality Money Market	$1,101,661	$-
PracticeWorks, Inc. (129,166 shares for 2002 and 66,358 shares for 2001 of common stock)	1,020,415	661,589
STI Classic Capital Appreciation Fund	510,151	-
Sun Trust 500 Index Fund, Class B	385,313	-
Mutual Beacon Fund	323,362	-
MFS Mass Investors Growth Fund	317,298	-
MFS Mid Cap Growth Fund	267,763	-
VitalWorks, Inc. (196,713 shares of common stock)	-	1,111,428
Schwab Instl Advantage Money Fund	-	1,019,815
MFS Mass Investors Growth Fund, Class A	-	416,874
Dreyfus Appreciation Fund	-	583,899
Dreyfus S&P 500 Index Fund	-	481,000
Baron Asset Fund	-	370,377
Sound Shore Fund	-	335,966

4.          INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by letter dated July 10, 2002 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code.

5.          ASSETS TRANSFERS

During 2002, the Plan Sponsor identified certain participant balances that belonged to employees of VitalWorks.  These balances were transferred out of the Plan during 2002.  Also during 2002, the Plan Sponsor acquired a company whose employees were subsequently allowed to enter the Plan.  The assets from the acquired company’s predecessor plan were merged into the Plan during 2002.

PRACTICEWORKS, INC. 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS
December 31, 2002 and 2001

Both of the asset transfers are shown separately in the Statement of Changes in Net Assets Available for Benefits.

6.            RELATED PARTY TRANSACTIONS

Certain plan investments are managed by SunTrust.  SunTrust is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

7.            EXCESS CONTRIBUTIONS

The Plan Administrator has not completed the discrimination testing for the year ended December 31, 2002.  Upon completion of this testing, the Plan may have to refund excess contributions and earnings thereon to participants.

The Company has assumed the responsibility for paying any excise taxes related to excess contributions.

INDEPENDENT AUDITOR’S REPORT

To the Administrative Committee
       PracticeWorks, Inc. 401(k) Profit Sharing Plan

            The audits referred to in our report dated June 9, 2003 relating to the financial statements of PracticeWorks, Inc. 401(k) Profit Sharing Plan, which are contained in this Form 11-K, included the audit of the financial statement schedule listed in the accompanying schedule.  This schedule is the responsibility of the Company's management.  Our responsibility is to express an opinion on the financial statement schedule based upon our audits.  In our opinion, such schedule presents fairly, in all material respects, the information set forth therein.

/s/ Windham Brannon, P.C.
Certified Public Accountants

June 9, 2003

PRACTICEWORKS, INC. 401(k) PROFIT SHARING PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

DECEMBER 31, 2002

INVESTMENT OPTION	COST OF ASSETS	CURRENT VALUE
Harris Direct SDB Account	134,900.70	134,900.70
Harris Direct SDB Account	191,173.38	191,173.38
Employer Stock Awaiting Purchase Fund	7.25	7.25
PracticeWorks, Inc. Employer Stock Fund	1,211,530.47	1,020,374.64
Mutual Beacon Fund	379,624.13	323,361.97
Franklin Small-mid Cap Growth Fund	13,327.09	13,724.25
Fidelity Advisor Smallcap Growth	10,727.79	10,883.58
Aim Global Science & Technology	4,352.05	4,190.39
MFS Massachusetts Investors Growth Fund	382,004.12	317,298.18
MFS Mid Cap Growth Fund	361,760.30	267,762.69
Putnam International Growth Fund	143,592.52	121,489.98
Suntrust 500 Index Fund Class B	449,438.15	385,312.74
STI Classic Capital Appreciation Fund	594,519.28	510,151.23
STI Classic Investment Grade Bond	252,663.69	259,271.44
STI Classic Life Vision Growth and Income	249,340.91	222,584.45
STI Classic Prime Quality Money Market	1,101,726.45	1,101,661.30
STI Classic Small Cap Value Equity Fund	234,753.12	218,218.12
Unallocated forfeitures		68,518.56
Participant loans		96,367.96
		5,267,252.81

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Plan has duly caused this annual report to be signed on behalf of the Plan by the undersigned hereunto duly authorized.

PRACTICEWORKS, INC. 401(k) PROFIT SHARING PLAN

Date: June 30, 2003	By: /s/ James K. Price James K. Price President & Chief Executive Officer

EXHIBIT INDEX

Exhibit 23.1  Consent of Windham Brannon, P.C., Certified Public Accountants

Exhibit 99     Certification Pursuant to 18 U.S.C. Section 1350 as adopted by § 906 of the Sarbanes-Oxley Act of 2002.